Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

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www.sewkis.com

May 15, 2019

Ms. Lisa Larkin

Mr. Kenneth Ellington

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Centre Funds: Registration Statement on Form N-14
File No. 333-230947

Dear Ms. Larkin and Mr. Ellington:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the registration statement filed on Form N-14 (the “Registration Statement”) of Centre Funds (the “Trust” or the “Registrant”). The Registration Statement, which was filed with the SEC on April 18, 2019, relates to the proposed transfer of all of the assets and liabilities of the SkyBridge Dividend Value Fund (the “Dividend Value Fund” or “Acquiring Fund”) to the Centre Global Infrastructure Fund (the “Infrastructure Fund” or the “Acquiring Fund”) in exchange for (a) Investor Class shares of the Infrastructure Fund, which will be distributed by the Dividend Value Fund to its Class A and Class C shareholders, and (b) Institutional Class shares of the Infrastructure Fund, which will be distributed by the Dividend Value Fund to its Class I shareholders; and (ii) the termination of the Dividend Value Fund (the “Reorganization”). The Registration Statement contains a combined Proxy Statement/Prospectus, which is a proxy statement for the Dividend Value Fund and a prospectus for the Infrastructure Fund.

The Staff’s disclosure and accounting comments were provided by telephone to the undersigned by Mr. Ellington on May 1, 2019, and by Ms. Larkin on May 7, 2019.

Responses to each of the Staff’s comments are set forth below. Unless otherwise defined in this response letter, capitalized terms have the meanings set forth in the Proxy Statement/Prospectus.

Disclosure Comments

Proxy Statement/Prospectus

Comment 1:	Questions and Answers: Under Question 2 regarding reasons for the Reorganization, explain or clarify the meaning and use of “strategic” in the phrase “strategic business decision.”

Response:	The use of the term “strategic” generally relates to future-oriented, non-routine decisions of a company that may, among other things, influence the overall direction of the company and that consider long-term goals. Registrant believes that the meaning of the phrase “strategic business decision” in the context of the discussion is sufficiently clear to investors.

Comment 2:	Questions and Answers: Under Question 3, the Registrant states that Infrastructure Fund is expected to be the accounting survivor after the Reorganization. Please provide supplementally the North American Security Trust (pub. Avail. Aug. 5, 1994) (“North American Security Trust”) analysis to determine the accounting survivor.

Response:	Centre Global Infrastructure Fund, a series of Centre Funds (“Infrastructure Fund” or the “Acquiring Fund”), was determined to be the accounting and performance survivor after the reorganization of the SkyBridge Dividend Value Fund (the “Dividend Value Fund” or “Acquiring Fund”), a series of FundVantage Trust (the “Trust”), into the Acquiring Fund (the “Reorganization”).

We believe that this determination is appropriate in light of the guidance set forth in North American Security Trust. The North American Security Trust letter states that in determining whether a surviving fund may use the historical performance of a predecessor fund, funds should compare, among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. The funds should use such comparison to determine which predecessor fund the surviving fund most closely resembles. The Staff noted in North American Security Trust that these factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies.

Investment Adviser/Portfolio Management:  The Funds have different investment advisers and portfolio managers.  SkyBridge Capital II, LLC is the investment adviser to the Acquired Fund, and Centre Asset Management, LLC (“Centre”) is the investment adviser to the Acquiring Fund. After the Reorganization, Centre will be the investment adviser to the combined fund. Centre will have the same portfolio management team that currently manages the Acquiring Fund.

Investment Objectives, Policies and Restrictions:  The Dividend Value Fund and the Infrastructure Fund, both diversified equity funds, have similar investment objectives but do have differences in their principal investment strategies.

Investment Objective. The Dividend Value Fund seeks to achieve total return (including capital appreciation and current income). The Infrastructure Fund seeks long-term growth of capital and current income.

Principal Investment Strategies. While each Fund normally invests at least 80% of its net assets in equity securities, the Dividend Value Fund typically invests at least 80% of its net assets in dividend yielding equity securities, in a broad range of industries, while the Infrastructure Fund invests at least 80% of its net assets in equity securities issued by U.S. and foreign (non-U.S.) infrastructure-related companies. In addition, (i) the Dividend Value Fund employs a rules-based, “buy and hold” strategy that is re-balanced annually (but may be adjusted periodically), while the Infrastructure Fund utilizes a fundamental stock selection process, incorporating a variety of factors, and may engage in frequent or active trading depending on market conditions; and (ii) the Dividend Value Fund is permitted to, but typically does not, invest in foreign (non-U.S.) securities, while the Infrastructure Fund normally invests at least 40% of its assets in foreign securities.

Investment Restrictions. In addition, the Funds have several similar fundamental investment restrictions.

Following the Reorganization, the combined fund will implement the same investment objective and principal investment strategies currently in place for the Acquiring Fund. The combined fund’s investment restrictions will be those of the Acquiring Fund.

Expense Structures and Expense Ratios:  The expense structure subsequent to the Reorganization will be that of the Acquiring Fund. To ensure that the Acquired Fund’s shareholders do not experience an increase in net expenses or a dilution of their interests after the Reorganization, the Acquiring Fund’s Board has agreed to a fee waiver and/or expense reimbursement that will continue for at least one year. Consequently, the net expense ratio of Investor Class shares of the Acquiring Fund will equal the net expense ratio of Class A shares of the Acquired Fund and be lower than that of Class C shares; and the net expense ratio of Institutional Class shares of the Acquiring Fund will equal that of the Class I shares of the Acquired Fund.

Asset Size:  As of May 13, 2019, the Acquired Fund ($84,300,000) has a greater amount of assets than the Acquiring Fund ($11,800,700).

Portfolio Composition:  As to the portfolio composition of the Funds, each Fund invests at least 80% of its net assets in equity securities. Because the combined fund will be managed by the Acquiring Fund’s investment adviser in accordance with the Acquiring Fund’s investment objective, policies and investment restrictions, the nature and characteristics of the combined fund’s portfolio will resemble those of the Acquiring Fund.

Its smaller asset size notwithstanding, given the other factors described above, Registrant believes that the Acquiring Fund is the appropriate surviving fund for accounting and performance purposes.

Comment 3:	Questions and Answers: Under Question 7, clarify whether the portfolio repositioning will be implemented prior to or after the Reorganization.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 4:	Questions and Answers: Under Question 7, the disclosure indicates that Centre will reimburse shareholders approximately $17,300 for the anticipated transaction costs to be incurred in connection with the portfolio repositioning. The disclosure should be revised to explain how and when the reimbursement will be made, and indicate, if applicable, any tax consequences.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 5:	Questions and Answers: Under Question 8, clarify whether the minimum investment amounts will be waived only for the shares of the Infrastructure Fund received by Dividend Value Fund shareholders in the Reorganization (as suggested by the disclosure), or whether the Infrastructure Fund intends to waive the applicable minimum investment requirements for the Dividend Value Fund shareholders who receive Infrastructure Fund shares through the Reorganization (e.g., with respect to future Fund purchases), as indicated later under “Summary – Comparison of the Fund Purchase – and Redemption Procedures.” The Staff notes there are significant differences between the minimum investment amounts for Dividend Value Fund Class I shares and Infrastructure Fund Institutional Class Shares.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 6:	Questions and Answers: Under Question 9, provide examples of “any further action” the Board may take if Dividend Value Fund shareholders do not approve the Plan. (This disclosure also appears under “Summary –The Proposed Plan and the Reorganization” and “The Proposed Plan of Reorganization.”)

Response:	The Dividend Value Fund’s Board has not yet considered potential further action in the event that the Fund’s shareholders do not approve the Plan. If the shareholders do not approve the Plan, the Board will consider further action at that time. The disclosure will not be revised in response to this comment.

Comment 7:	Summary – The Proposed Plan and the Reorganization: Assuming Section 15(f) is applicable to the Reorganization, please provide further context for the Section 15(f) discussion – e.g., cite underlying facts or why compliance is necessary.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 8:	Summary – Comparison of Funds – Purchase and Redemption Procedures: Confirm supplementally whether the Infrastructure Fund intends to waive the applicable minimum investment requirements for the accounts of Dividend Value Fund shareholders who receive Infrastructure Fund shares through the Reorganization (e.g., with respect to future Fund purchases).

Response:	Registrant confirms that the Infrastructure Fund will waive minimum investment requirements for the accounts of Dividend Value Fund shareholders who receive Infrastructure Fund shares through the Reorganization.

Comment 9:	Principal Risk Factors of the Funds: In the comparison of principal risk factors of the Funds, briefly highlight the key differences between the Funds.

Response:	This disclosure will be revised as requested in response to this comment.

Comment 10:	Principal Risk Factors of the Funds: Consider adding disclosure regarding the risks of investing in a new fund.

Response:	The Registrant has determined it will not include such disclosure because the Fund is not a “new fund” as defined under Instruction 6 to Item 3 of Form 1A.

Comment 11:	Comparison of Fee Tables and Examples – Fee Tables: Explain why the line item for “Shareholder Service Fees” for Infrastructure Fund Investor Class shows a figure of 0.03%, while a higher figure of 0.05% is shown for Infrastructure Fund Investor Class Pro Forma, despite higher Fund net assets used for the pro forma calculation.

Response:	The higher figure is due to the composition of the Dividend Value Fund investor base, which includes a higher proportion of accounts held in omnibus form in the name of a broker-dealer or other financial institution that is paid a shareholder servicing fee.

Comment 12:	Comparison of Fee Tables and Examples – Fee Tables: Explain why the line item for “Other Expenses” for Infrastructure Fund Investor Class shows a figure of 1.16%, while a significantly lower figure of 0.41% is shown for Infrastructure Fund Investor Class Pro Forma.

Response:	The average net assets for the Infrastructure Fund were much lower before it acquired the assets of another fund towards the end of its last fiscal year. The additional assets from this acquisition and the additional assets from the Reorganization create a larger fund allowing for economies of scale, accounting for the lower expense ratio.

Comment 13:	Comparison of Fee Tables and Examples – Example: The dollar amounts for Dividend Value Fund – Class A for three years, five years and ten years are higher than those for Infrastructure Fund – Investor Class Pro Forma, even though, before waiver and/or expense reimbursement, Total Annual Fund Operating Expenses for Dividend Value Fund Class A (1.32%) are lower than that for Infrastructure Fund Investor Class Pro Forma (1.61%), as indicated in the Fee Table. The Staff notes that the Expense Limitation for Infrastructure Fund is in effect for one year. Please explain.

Response:	This disclosure will be revised in response to this comment.

Comment 14:	The Proposed Plan and Reorganization – Reasons for the Reorganization Considered by the Board: Please review and enhance or further explain the Board’s considerations in approving the Reorganization. For example, the references to “the terms and conditions of the Plan and the Reorganization” and “the Funds’ performance records and distribution policies” are not specific and do not, for example, indicate what is favorable or unfavorable.

Response:	This disclosure will be revised in response to this comment.

Accounting Comments

Comment 1:	General: Please provide supplementally the North American Security Trust (pub. Avail. Aug. 5, 1994) (“North American Security Trust”) analysis to determine the accounting survivor.

Response:	Please see above response to Comment 2 under “Disclosure Comments.”

Proxy Statement/Prospectus

Comment 2:	Questions and Answers: Question 7 discusses portfolio repositioning in connection with the Reorganization. A discussion of the following should appear under “Federal Income Tax Consequences” in the Proxy Statement/Prospectus and in the Notes to Pro Forma Financial Statements in the SAI: (i) the estimated percentage of the Acquired Fund’s securities to be sold as a result of portfolio repositioning, (ii) the estimated transaction costs related to the sale of Acquired Fund portfolio securities and (iii) estimated capital gains expected to be incurred by shareholders,

Response:	This disclosure will be added as requested in response to this comment.

Comment 3:	Summary: Disclosure indicates that Centre Asset Management, LLC (“Centre”), the investment adviser to the Acquiring Fund, and SkyBridge Capital II, LLC (“SkyBridge”), the investment adviser to the Acquired Fund, will pay all of the expenses related to the Reorganization. Include the estimated dollar amount of such expenses in the Notes to the Pro Forma Financial Statements.

Response:	This disclosure will be added as requested in response to this comment.

Comment 4:	Summary: The description of the recoupment period for advisory fees waived or reimbursed is described differently under “Comparison of the Funds – Investment Advisory Services – Infrastructure Fund” (refers to recoupment in the first, second and third fiscal years following the fiscal year in which any such waiver or reimbursement occurs) and later in the footnote to the fee table under “Comparison of Fee Tables and Examples – Fee Tables” (refers to recoupment no more than three years after the date the applicable amount was initially waived or reimbursed).

The Staff believes that any recapture of a fee waived or expense reimbursed should generally occur within three years of the specific waiver or reimbursement, as the fee table footnote disclosure indicates. Please confirm this is the case and revise the earlier disclosure under the description of investment advisory services accordingly.

Response:	The disclosure for the advisory fee recoupment period under “Comparison of the Funds – Investment Advisory Services – Infrastructure Fund” has been revised to match that in the footnote to the fee table under “Comparison of Fee Tables and Examples – Fee Tables.”

Comment 5:	Comparison of Fee Tables and Examples: Under “Comparison of Fee Tables and Examples – Fee Tables,” the total annual fund operating expenses for Infrastructure Fund Institutional Class are 2.12% in the fee table, but in the Financial Highlights table in Appendix D, operating expenses excluding reimbursement/waiver for the Infrastructure Fund Institutional Class are 7.96%. Please explain this significant discrepancy or revise accordingly (e.g., revise the fee table in the Proxy Statement/Prospectus).

Response:	The significant difference between the expense ratios is a result of differences in the average net assets for the two periods.

The expense ratio of 7.96% is as of 9/30/18, calculated when the Infrastructure Fund had acquired the assets of another fund just one month before the 9/30/18 fiscal year end; thus, the ending net assets on 9/30/18 were higher than the Fund’s average net assets for the year. The expense ratio of 2.12% is as of 3/15/19, calculated when the Fund had relatively higher average net assets for the period (9/30/18-3/15/19). Therefore, while the ending net assets for both periods look similar, the average net assets for the periods are quite different, resulting in materially different expense ratios.

Comment 6:	Comparison of Fee Tables and Examples: Please confirm supplementally that any waivers and/or reimbursements that are subject to recoupment will not be carried over from the Acquired Fund to the Acquiring Fund, or if the combined fund intends to carry them over, please provide disclosure for this action.

Response:	The Registrant confirms that no waivers or reimbursements that are subject to recoupment will be carried over from the Acquired Fund to the Acquiring Fund.

Comment 7:	Existing and Pro Forma Capitalization of the Funds: Please revise or explain supplementally the pro forma adjustments with respect to total net assets for the Investor Class Shares and the Institutional Class Shares. Specifically, the number in the Pro Forma Adjustments – Institutional Class Shares column does not accord with the number in the column for Dividend Value Fund – Class I Shares; and the number in the Pro Forma Adjustments – Investor Class Shares column does not accord with the numbers in the columns for Dividend Value Fund – Class A Shares and Dividend Value Fund – Class C Shares.

Response:	This disclosure will be revised in response to this comment.

Comment 8:	The Proposed Plan and Reorganization: Under “Federal Income Tax Consequences,” disclose the amount of any capital loss carryover figures for each of the Funds and any limitation or expiration on the carryover that can be transferred to the Acquiring Fund. Please disclose any such amounts in the Notes to the Pro Forma Financial Statements.

Response:	Disclosure will be added in response to this comment.

Statement of Additional Information

Comment 9:	Pro Forma Schedule of Investments: In the Schedule of Investments, identify within the pro forma schedules of investments (e.g., by tick mark) those securities that would need to be sold for purposes of complying with the Acquiring Fund’s investment guidelines and restrictions; if there are no such securities, please supplementally confirm that all investments held by the Acquired Fund would meet the investment guidelines and restrictions of the Acquiring Fund.

Response:	This disclosure will be added as requested in response to this comment.

Comment 10:	Pro Forma Statement of Operations: Present information for the Acquired Fund and the Acquiring Fund only for the period in which the Acquiring Fund has been in existence.

Response:	This disclosure will be revised in response to this comment.

Comment 11:	Pro Forma Statement of Operations: Explain supplementally why the adjustments for offering expenses is appropriate, using guidance in Regulation S-X 11-02. Also explain how the elimination of offering costs is directly related to the Reorganization.

Response:	Regulation S-X 11-02(b)(6) provides that pro forma adjustments shall include adjustments that give effect to events that are directly attributable to the transaction, are expected to have a continuing impact on the registrant, and are factually supportable. The adjustments for offering expenses are appropriate based on this guidance. Subject to the approval by the Dividend Value Fund shareholders of the Plan (which provides for the Reorganization) at the Special Meeting, Centre has agreed to pay any remaining unamortized offering or organizational costs of the Infrastructure Fund at the time of the Reorganization. As a result of this payment by Centre, the Dividend Value Fund shareholders who become shareholders of the Infrastructure Fund in the Reorganization will not bear any of the Infrastructure Fund’s unamortized organizational or offering costs that remain at the time of the Reorganization.

* * *

Please contact the undersigned at (202) 737-8833 with any questions.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:	James A. Abate